Exhibit 99.1
LDK Solar Reports Financial Results for the Second Quarter 2007
Xinyu City, China and Sunnyvale, California, August 1, 2007 — LDK Solar Co., Ltd. (NYSE: LDK), a leading manufacturer of multicrystalline solar wafers, today reported its unaudited financial results for the second quarter ended June 30, 2007.
All financial results are reported on a U.S. GAAP basis.
Second Quarter 2007 Financial Highlights:
•	Revenue of $99.1 million, up 716% from the year ago quarter
•	Gross profit of $34.9 million, up 1,265% from the year ago quarter
•	Net income of $28.7 million, or $0.29 per diluted ADS, up 2,083% from the year ago quarter
•	Increased annualized multicrystalline wafer production capacity from 215 MW to 300 MW, up 40% quarter-over-quarter
Net sales for the second quarter of fiscal 2007 were $99.1 million, up 35% sequentially from $73.4 million for the first quarter of fiscal 2007, and up 716% year-over-year from $12.1 million for the second quarter of fiscal 2006.
Gross profit for the second quarter of fiscal 2007 was $34.9 million, up 23% sequentially from $28.4 million for the first quarter of fiscal 2007, and up 1,265% year-over-year from $2.6 million for the second quarter of fiscal 2006. Gross margin for the second quarter of fiscal 2007 was 35.2%, compared with 38.7% in the first quarter of fiscal 2007 and 21.0% in the second quarter of fiscal 2006.
Net income for the second quarter of fiscal 2007 was $28.7 million, or $0.29 per diluted ADS, compared to net income of $24.5 million, or $0.27 per diluted ADS for the first quarter of fiscal 2007, and $1.3 million, or $0.02 per diluted ADS for the second quarter of fiscal 2006.
The Company ended the second quarter of fiscal 2007 with $250.6 million in cash and cash equivalents.
“We are pleased to report strong results for the second quarter, our first as a public company,” stated Xiaofeng Peng, Chairman and CEO of LDK Solar. “Our results demonstrate our success in providing our customers, leading global solar cell and module manufacturers, with high-quality multicrystalline solar wafers at significant cost advantages. During the quarter, we executed our growth strategy on plan and continued the rapid expansion of our production capacity. In addition to ramping our production lines, we continued to make progress on our cost reduction efforts through further advancements of our production processes.
“We recently ordered additional DSS furnaces and wire saws to further expand our manufacturing capacity to 1,600 MW by the end of 2009. We also announced the purchase of polysilicon production equipment, enabling LDK to produce virgin silicon feedstock. By augmenting our strategy upstream, we believe we will enhance our cost efficiencies,” concluded Mr. Peng.
Business Outlook
The following statements are based upon management’s current expectations. These statements are forward-looking, and actual results may differ materially. The Company undertakes no obligation to update these statements.
For the third quarter of fiscal 2007, LDK estimates revenue is expected to be in the range of $115 to $125 million and fully diluted earnings per ADS of $0.29 to $0.32.
Conference Call Details
The LDK Second Quarter teleconference and webcast is scheduled to begin at 5:00 p.m. Eastern Time (ET), on Wednesday, August 1, 2007. To listen to the live conference call, please dial 800-257-6607 (within U.S.) or 303-262-2006 (outside U.S.) at 4:50 p.m. ET on August 1, 2007. An audio replay of the call will be available to investors through August 6, 2007, by dialing 800-405-2236 (within U.S.) or 303-590-3000 (outside U.S.) and entering the passcode 11093873#.
A live webcast of the call will be available on the company’s investor relations website at investor.ldksolar.com.

About LDK Solar
LDK Solar Co., Ltd. is a leading manufacturer of multicrystalline solar wafers, which are the principal raw material used to produce solar cells. LDK sells multicrystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, the company provides wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. LDK’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi province in the People’s Republic of China. The company’s office in the United States is located in Sunnyvale, California.
Safe Harbor Statement
This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Although LDK believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements are subject to risk and uncertainties that could cause actual results to differ materially from those projected.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1- 408-245-8801

The following financial information is extracted from the Company’s unaudited condensed consolidated interim financial statements for the respective periods.
LDK Solar Co., Ltd.
Unaudited Condensed Consolidated Income Statement Information
(In US$ ’000, except per ADS data)

	For the 3 Months Ended
	6/30/2007	3/31/2007	6/30/2006
Net sales	99,053	73,400	12,144
Cost of goods sold	(64,153)	(45,020)	(9,588)

Gross profit	34,900	28,380	2,556
Selling expenses	(132)	(183)	(85)
General and administrative expenses	(3,579)	(1,819)	(345)
Research and development expenses	(367)	(261)	(15)

Total operating expenses	(4,078)	(2,263)	(445)
Income from operations	30,822	26,117	2,111
Other income/(expenses):
Interest income	271	25	22
Interest expense	(2,180)	(1,529)	(837)
Decrease in fair value of warrants	2	—	—
Foreign currency exchange loss, net	(576)	(516)	(36)
Government subsidy	406	437	—

Income before income tax	28,745	24,534	1,260
Income tax benefit/(expenses)	—	—	57

Net income	28,745	24,534	1,317
Accretion of Series A preferred shares to redemption value	(348)	(512)	—
Accretion of Series B preferred shares to redemption value	(1,101)	(1,625)	—
Accretion of Series C preferred shares to redemption value	(546)	(805)	—

Net income available to ordinary shareholders	26,750	21,592	1,317

Net income per ADS, Diluted	$0.29	$0.27	$0.02

LDK Solar Co., Ltd.
Unaudited Condensed Consolidated Balance Sheet Information
(In US$ ’000, except share and per share data)

	6/30/2007	3/31/2007
Assets
Current Assets
Cash and cash equivalents	250,600	11,348
Pledged bank deposits	2,722	5,444
Trade accounts receivable, net	7,825	4,998
Inventories	173,778	114,205
Prepayments to suppliers	129,902	52,777
Deferred expenses	281	1,084
Other current assets	6,281	4,196

Total current assets	571,389	194,052
Property, plant and equipment, net	169,330	117,678
Deposit for purchase of equipment	40,840	21,075
Intangible asset, net	1,117	1,129
Land use rights	8,060	6,742
Deferred income tax assets	151	149

Total assets	790,887	340,825

Liabilities, redeemable convertible preferred shares and shareholders’ equity
Current liabilities
Short-term bank borrowings	80,036	61,481
Trade accounts payable	9,525	7,736
Advance payments from customers	72,232	41,832
Accrued expenses and other payables	33,592	20,349

Total current liabilities	195,385	131,398
Warrants	—	2
Long-term bank borrowings, excluding current portions	29,890	29,805

Total liabilities	225,275	161,205
Series A redeemable convertible preferred shares:
US$0.10 par value; 5,000,000 and nil shares authorized; 4,580,000 and nil shares issued and outstanding as of March 31, 2007 and June 30, 2007, respectively	—	15,959
Series B redeemable convertible preferred shares:
US$0.10 par value; 8,000,000 and nil shares authorized, issued and outstanding as of March 31, 2007 and June 30, 2007, respectively	—	51,346
Series C redeemable convertible preferred shares:
US$0.10 par value; 3,000,000 and nil shares authorized, issued and outstanding as of March 31, 2007 and June 30, 2007, respectively		23,381
Shareholders’ equity
Ordinary shares: US$0.10 par value; 134,000,000 shares authorized; 75,000,000 and 104,587,700 shares issued and outstanding as of March 31, 2007 and June 30, 2007, respectively	10,458	7,500
Additional paid-in capital	473,696	30,408
Statutory reserve	3,623	3,623
Accumulated other comprehensive income	7,505	3,823
Retained earnings	70,330	43,580

Total shareholders’ equity	565,612	88,934
Total liabilities, redeemable convertible preferred shares and shareholders’ equity	790,887	340,825